T & G2 completes acquisition of Zingo Sales, Ltd. As a wholly owned subsidiary
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Berkeley Heights, NJ, March 18, 2002 - T & G2 (OTC-BB Symbol: TTGG) is pleased to announce that the acquisition of Zingo Sales Ltd. is complete. Zingo is now a wholly owned subsidiary of T & G2.

Zingo Sales manufactures electronic bingo and related gaming systems using off the shelf components and markets these products on an as use basis. With the off the shelf components coming down in price, Zingo Sales is extremely well positioned to enter the market with a better quality product at much better pricing than what is currently being offered by the competition. With our system, bingo players who can only follow 5 or 10 bingo cards at a time on paper will now be able to play hundreds of bingo cards at one time. The bingo halls and casinos love the system because they can now charge for additional bingo cards played without the additional cost of paper. Another reason the demand is so great for our system is that there are other games that can be played between each bingo session that generates additional income for the casino/bingo operator.

Additionally, Zingo's current management has the best reputation in the North American market for electronic bingo products. This is a tremendous sized market expanding at rates that allows for tremendous growth for new companies with electronic, innovative and cost effective products such as those being offered by Zingo sales, Ltd.

With this acquisition, TTGG's other subsidiary Solutions Technology gains immediate access to a majority of the Native American casinos, Las Vegas and other gaming facilities throughout North America for the SecureTime Biometric ID System. Additionally, Zingo will provide ongoing service for the gaming and Biometric products, thereby increasing T & G2's profitability.

James M. Farinella, T & G2's President/CEO stated "Zingo Sales should provide a nice solid revenue stream. Bingo may not sound exciting, but combined with electronics, it is a very big business that is highly profitable. We should see sales of the Zingo products expand rather quickly adding solid numbers to T & G2's bottom line."

Please visit our website at www.ttgg.net for more information or call
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888-766-6909.

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forward-looking statements made on behalf of the company. All such forward-looking statements are, by necessity, only estimates of future results and actual results achieved by T & G2 (TTGG) may differ materially from these statement due to a number of factors. TTGG assumes no obligations to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should
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